CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2007 MAY 18 A 10:

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0888/07/LTR

15 May 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

[redacted]

07023656

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 14 May 2007 (*Unaudited First Quarter Financial Statement for the period ended 31 March 2007*).

Yours faithfully

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh

dlw 5/22

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Unaudited First Quarter * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	14-May-2007 17:27:47
Announcement No.	00089

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	31-03-2007

Attachments:

CDLQ107.pdf
Total size = **139K**
(2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

UNAUDITED FIRST QUARTER FINANCIAL STATEMENT FOR THE PERIOD ENDED 31 MARCH 2007

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	Note	The Group Three months ended 31 March 2007 S$'000	2006 S$'000	Incr/ (Decr) %
Revenue	(a)	769,069	541,396	42.1
Cost of sales		(410,859)	(253,795)	61.9
Gross profit		358,210	287,601	24.6
Other operating income [2]		10,898	3,958	175.3
Administrative expenses [3]		(119,272)	(106,339)	12.2
Other operating expenses [4]		(107,537)	(100,494)	7.0
Profit from operations		142,299	84,726	68.0
Finance income [5]		20,608	10,772	91.3
Finance costs [6]		(30,175)	(34,907)	(13.6)
Net finance costs		(9,567)	(24,135)	(60.4)
Share of after-tax profit of an associate [7]		2,785	-	NM
Share of after-tax profit of jointly-controlled entities [8]		42,659	15,353	177.9
Profit before income tax [1]		178,176	75,944	134.6
Income tax expense [9]		(26,167)	(19,039)	37.4
Profit for the period		152,009	56,905	167.1
Attributable to:				
Equity holders of the Company		126,083	41,208	206.0
Minority interests		25,926	15,697	65.2
Profit for the period		152,009	56,905	167.1
Earnings per share				
- basic		13.9 cents	4.6 cents	202.2
- diluted		13.2 cents	4.3 cents	207.0

NM: Not meaningful

Note:

(a): This excludes the Group's share of revenue in jointly-controlled entities of $126 million (2006: $43 million) which in accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, only the Group's share of profits from these joint venture developments is included in the pre-tax profit.

Notes to the Group's Income Statement:

(1) Profit before income tax includes the following:

	The Group Three months ended 31 March	
	2007	2006
	S$'000	S$'000
Interest income	10,954	7,282
Profit/(loss) on sale of investments, property, plant and equipment (net)	1,267	(37)
Investment income	1,221	122
Write-back of allowance for foreseeable losses on development properties (net)	-	3,750
Depreciation and amortisation	(34,477)	(40,474)
Interest expenses	(29,191)	(33,936)
Net exchange (loss)/gain	(200)	1,224
Mark-to-market gain on financial assets held for trading (net)	9,654	3,335

(2) Other operating income, comprising mainly net exchange gain, profit on sale of property, plant and equipment, management fee and miscellaneous income, increased by $6.9 million to $10.9 million (2006: $4.0 million) mainly due to profit from sale of some shares held in CDL Hospitality Trusts, release of £1.0 million (approximately S$3.0 million) property tax provision set aside by its subsidiary, Millennium & Copthorne Hotels plc on the acquisition of Regal hotels located in United States in 1999 following protracted negotiations and higher management fee income.

(3) Administrative expenses, comprise mainly depreciation, hotel administrative expenses, operating lease expenses and salaries and related expenses, increased by 12.2% to $119.3 million (2006: $106.3 million) primarily due to rental expenses incurred for the leaseback of four Singapore hotels from CDL Hospitality Trusts which commenced from July 2006.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses and professional fees.

(5) Finance income comprises mainly interest income and net unrealised gain on equities held for trading. This increased by $9.8 million to $20.6 million (2006: $10.8 million) on account of higher unrealised gain on equities held for trading and interest income from fixed deposits recognised in 2007.

(6) Finance costs comprise primarily interest on borrowings and amortisation of capitalised transaction costs on borrowings and debt securities. The decrease in finance costs by $4.7 million was mainly due to lower average borrowings.

(7) Share of after-tax profit of an associate relates to the Group's share of results of CDL Hospitality Trusts.

(8) Share of after-tax profit of jointly-controlled entities increased by $27.3 million to $42.7 million (2006: $15.4 million) primarily due to profit recognised from the St. Regis Residences and higher contribution from The Sail @ Marina Bay.

(9) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates, and after adjustment for write-back of overprovision of taxation in prior periods of $3.9 million (2006: $0.2 million).

The overall effective tax rate of the Group is 14.7% (2006: 25.1%). Excluding the overprovision in respect of prior periods, the effective tax rate for the Group will be 16.9% (2006: 25.3%).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<------ The Group ------>		<-- The Company --->	
		As at 31.03.2007 S$'000	As at 31.12.2006 S$'000	As at 31.03.2007 S$'000	As at 31.12.2006 S$'000
Non-current assets					
Investment properties		2,429,884	2,438,049	275,269	276,429
Property, plant and equipment		3,904,605	3,880,780	77,044	65,923
Investments in subsidiaries		-	-	2,219,682	2,219,682
Investment in an associate		111,799	116,990	-	-
Investments in jointly-controlled entities		329,739	289,014	50,054	50,054
Financial assets		159,711	152,858	41,595	39,582
Other non-current assets		274,794	277,354	136,351	137,202
		7,210,532	7,155,045	2,799,995	2,788,872
Current assets					
Development properties		2,530,826	2,281,858	1,404,251	1,469,935
Consumable stocks		17,242	14,507	-	-
Financial assets		99,650	70,703	-	-
Trade and other receivables		703,693	705,328	1,698,772	1,376,141
Cash and cash equivalents		778,774	776,924	75,750	99,741
		4,130,185	3,849,320	3,178,773	2,945,817
Total assets		11,340,717	11,004,365	5,978,768	5,734,689
Equity attributable to equity holders of the Company					
Share capital		1,991,397	1,991,397	1,991,397	1,991,397
Reserves		2,860,859	2,743,138	1,959,061	1,914,961
		4,852,256	4,734,535	3,950,458	3,906,358
Minority interests		1,664,806	1,645,564	-	-
Total equity		6,517,062	6,380,099	3,950,458	3,906,358
Non-current liabilities					
Interest-bearing borrowings	(1)	2,774,442	2,316,947	770,638	589,384
Employee benefits		48,424	45,178	-	-
Other liabilities		61,764	53,323	13,002	10,070
Provisions		4,205	5,548	-	-
Deferred tax liabilities		467,603	467,267	26,053	22,955
		3,356,438	2,888,263	809,693	622,409
Current liabilities					
Bank overdrafts		2,564	2,319	-	-
Trade and other payables		577,678	572,641	685,321	542,253
Interest-bearing borrowings	(1)	727,885	1,029,152	475,179	610,427
Employee benefits		15,515	16,336	1,423	1,477
Other liabilities		2,465	2,498	-	-
Provision for taxation		136,859	110,701	56,694	51,765
Provisions		4,251	2,356	-	-
		1,467,217	1,736,003	1,218,617	1,205,922
Total liabilities		4,823,655	4,624,266	2,028,310	1,828,331
Total equity and liabilities		11,340,717	11,004,365	5,978,768	5,734,689

Note:

(1) These balances are stated at amortised cost after taking into consideration their related transaction costs.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

		As at 31/3/2007 S$'000	As at 31/12/2006 S$'000
Unsecured			
-repayable within one year		475,899	641,377
-repayable after one year		1,711,868	1,546,115
	(a)	2,187,767	2,187,492
Secured			
-repayable within one year		225,028	390,714
-repayable after one year		1,099,683	777,855
	(b)	1,324,711	1,168,569
Gross borrowings	(a)+(b)	3,512,478	3,356,061
Less: cash and cash equivalents		(778,774)	(776,924)
Net borrowings		2,733,704	2,579,137

Details of any collateral

Where secured, borrowings are collateralised by:

- mortgages on the borrowing companies' land and buildings and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Three months ended 31 March 2007 S$'000	Three months ended 31 March 2006 S$'000
Operating Activities		
Profit before income tax	178,176	75,944
Adjustments for:		
Depreciation and amortisation	34,477	40,474
Dividend income	(1,221)	(118)
Finance income	(20,608)	(10,772)
Finance costs	30,175	34,907
Property, plant and equipment written off	-	7
(Profit)/loss on sale of property, plant and equipment	(13)	37
Profit on disposal of interest in an associate	(1,254)	-
Share of after-tax profit of an associate	(2,785)	-
Share of after-tax profit of jointly-controlled entities	(42,659)	(15,353)
Value of employee services received for issue of share options	558	515
Operating profit before working capital changes	174,846	125,641
Changes in working capital		
Development properties	(240,594)	(7,944)
Stocks, trade and other receivables	16,310	(5,643)
Trade and other payables	21,216	(11,925)
Employee benefits	(1,020)	(973)
Cash generated from operations	(29,242)	99,156
Income tax paid	(6,144)	(11,543)
Cash flows from operating activities carried forward	**(35,386)**	**87,613**

	Three months ended 31 March	
	2007	2006
	S$'000	S$'000
Cash flows from operating activities brought forward	**(35,386)**	**87,613**
Investing Activities		
Dividends received		
- an associate	7,947	-
- financial investments	52	95
- jointly-controlled entities	76	-
Interest received	12,513	6,891
Proceeds from sale of property, plant and equipment	123	142
Proceeds from disposal of interest in an associate	2,663	-
Purchase of financial assets	(24,948)	(22,256)
Purchase of investment properties	(1,375)	-
Purchase of property, plant and equipment	(78,475)	(18,657)
Cash flows from investing activities	(81,424)	(33,785)
Financing Activities		
Advances (to)/from related corporations	(3,258)	12,025
Capital contribution from minority shareholders	3,832	3,306
Dividends paid	(11,561)	(11,121)
Finance lease payments	(3,087)	(2,721)
Fixed deposits pledged to a financial institution	-	(10)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(32,305)	(32,834)
Net proceeds from revolving credit facilities and short-term bank borrowings	257,620	339,911
Payment of transaction costs	(856)	(1,759)
Proceeds from bank borrowings	207,743	70,591
Proceeds from issue of shares	-	21,093
Proceeds from issuance of bonds and notes	120,990	200,000
Repayment of bank borrowings	(125,968)	(400,771)
Repayment of bonds and notes	(290,528)	(250,000)
(Repayment of)/Increase in other long-term liabilities	(902)	190
Cash flows from financing activities	121,720	(52,100)
Net increase in cash and cash equivalents carried forward	**4,910**	**1,728**

	Three months ended 31 March	
	2007	2006
	S$'000	S$'000
Net increase in cash and cash equivalents brought forward	**4,910**	**1,728**
Cash and cash equivalents at beginning of the period	774,605	569,767
Effect of exchange rate changes on balances held in foreign currencies	(3,305)	(22,469)
Cash and cash equivalents at end of the period	**776,210**	**549,026**
Cash and cash equivalents comprise:-		
Cash and cash equivalents as shown in the Balance Sheet	778,774	552,529
Less: Fixed deposits pledged to a financial institution	-	(1,036)
Bank overdrafts	(2,564)	(2,467)
	776,210	549,026

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

The Group	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
	<——Attributable to equity holders of the Company——>								
At 1 January 2006	460.9	1,492.3	148.2	23.3	142.0	2,281.1	4,547.8	1,527.4	6,075.2
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(38.1)	-	(38.1)	(61.3)	(99.4)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(0.5)	-	(0.5)	0.1	(0.4)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	1.2	-	1.2	1.1	2.3
Change in fair value of equity investments available for sale	-	-	-	3.0	-	-	3.0	-	3.0
Net gains/(losses) recognised directly in equity	-	-	-	3.0	(37.4)	-	(34.4)	(60.1)	(94.5)
Profit for the period	-	-	-	-	-	41.2	41.2	15.7	56.9
Total recognised income and expenses for the period	-	-	-	3.0	(37.4)	41.2	6.8	(44.4)	(37.6)
Issue of ordinary shares	4.2	16.9	-	-	-	-	21.1	-	21.1
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	1,496.1	(1,509.2)	-	-	-	13.1	-	-	-
Change of interest in subsidiaries	-	-	-	-	-	-	-	3.4	3.4
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
Dividends	-	-	-	-	-	-	-	(4.6)	(4.6)
At 31 March 2006	1,961.2	-	148.2	26.6	104.6	2,335.4	4,576.0	1,482.0	6,058.0
At 1 January 2007	1,991.4	-	147.2	28.0	81.7	2,486.2	4,734.5	1,645.6	6,380.1
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(9.4)	-	(9.4)	(2.9)	(12.3)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(0.2)	-	(0.2)	(0.1)	(0.3)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	(1.9)	-	(1.9)	(1.7)	(3.6)
Change in fair value of equity investments available for sale	-	-	-	4.0	-	-	4.0	-	4.0
Share of hedging reserve of an associate	-	-	-	(0.1)	-	-	(0.1)	(0.1)	(0.2)
Actuarial losses on defined benefit plans	-	-	-	-	-	(1.0)	(1.0)	(0.9)	(1.9)
Net gains/(losses) recognised directly in equity	-	-	-	3.9	(11.5)	(1.0)	(8.6)	(5.7)	(14.3)
Profit for the period	-	-	-	-	-	126.1	126.1	25.9	152.0
Total recognised income and expenses for the period	-	-	-	3.9	(11.5)	125.1	117.5	20.2	137.7
Change of interest in subsidiaries	-	-	-	-	-	-	-	3.8	3.8
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.3	0.6
Dividends	-	-	-	-	-	-	-	(5.1)	(5.1)
At 31 March 2007	1,991.4	-	147.2	32.2	70.2	2,611.3	4,852.3	1,664.8	6,517.1

* *Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2006	460.9	1,479.2	63.7	17.7	1,739.0	3,760.5
Change in fair value of equity investments available for sale	-	-	-	0.7	-	0.7
Net gain recognised directly in equity	-	-	-	0.7	-	0.7
Profit for the period	-	-	-	-	18.4	18.4
Total recognised income and expenses for the period	-	-	-	0.7	18.4	19.1
Issue of ordinary shares	4.2	16.9	-	-	-	21.1
Transfer from share premium account to share capital upon implementation of of the Companies (Amendment) Act 2005	1,496.1	(1,496.1)	-	-	-	-
At 31 March 2006	1,961.2	-	63.7	18.4	1,757.4	3,800.7
At 1 January 2007	1,991.4	-	63.7	19.2	1,832.1	3,906.4
Change in fair value of equity investments available for sale	-	-	-	2.2	-	2.2
Net gain recognised directly in equity	-	-	-	2.2	-	2.2
Profit for the period	-	-	-	-	41.9	41.9
Total recognised income and expenses for the period	-	-	-	2.2	41.9	44.1
At 31 March 2007	1,991.4	-	63.7	21.4	1,874.0	3,950.5

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

There was no change in the Company's issued share capital during the period ended 31 March 2007.

As at 31 March 2007, there were no outstanding bonus warrants as bonus warrants which were not exercised as at 10 May 2006 (date of expiry of the subscription rights comprised in the bonus warrants) had lapsed (31 March 2006: 12,666,202 warrants outstanding).

Preference share capital

There were no additional non-redeemable convertible non-cumulative preference shares ("Preference Shares") issued during the period ended 31 March 2007. The total number of issued Preference Shares as at 31 March 2007 and 31 March 2006 is 330,874,257.

As at 31 March 2007, the maximum number of ordinary shares that may be issued upon full conversion of all the Preference Shares at the sole option of the Company is 44,998,898 ordinary shares (31 March 2006 : 44,998,898 ordinary shares).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those applied in the Group's most recently audited financial statements for the year ended 31 December 2006, except for those as disclosed under Paragraph 5.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The Group has adopted FRS 40 – *Investment Property*, which became operative from 1 January 2007. FRS 40 permits investment properties to be stated at either fair value or cost less accumulated depreciation and accumulated impairment losses. In prior years, investment properties were accounted for under FRS 16 - *Property, Plant and Equipment* at cost less accumulated depreciation and accumulated impairment losses. On adoption of FRS 40, the Group will reclassify the carrying value of their investment properties from property, plant and equipment to investment properties, which will continue to be stated at cost less accumulated depreciation and accumulated impairment losses.

Other than FRS 40, the Group adopted various new/revised Financial Reporting Standards issued by the Council on Corporate Disclosure and Governance, which took effect from 1 January 2007. These do not have a significant impact on the Group's financial statements.

6. Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Three months ended 31 March	
	2007	2006
Basic Earnings per share (cents)	13.9	4.6
Diluted Earnings per share (cents)	13.2	4.3
Earnings per share is calculated based on:		
a) Profit attributable to equity holders of the parent (S$'000) (*)	126,083	41,208
b) Weighted average number of ordinary shares in issue:		
- basic	909,301,330	895,359,843
- diluted (**)	954,300,228	949,634,989

* *After deducting any preference dividends declared for the period.*

** *For computation of diluted earnings per share, the weighted average number of ordinary shares has been adjusted for any dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	31/3/2007 S$	31/12/2006 S$	31/3/2007 S$	31/12/2006 S$
Net Asset Value per ordinary share based on issued share capital of 909,301,330 ordinary shares as at 31 March 2007 (909,301,330 ordinary shares as at 31 December 2006).	5.34	5.21	4.34	4.30

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

<u>Group Performance</u>

For the first quarter, turnover for the Group increased by 42.1% to $769.1 million (2006: $541.4 million) and profit after tax and minority interests increased by 206.1% to $126.1 million (2006: $ 41.2 million).

Earnings per share for the first quarter at 13.9 cents, was up 202.2% (2006: 4.6 cents).

Revenue contribution from the property development segment increased by 247.0% to $258.5 million (2006: $74.5 million), with profit before tax also showing a substantial increase of 170.8% to $104.0 million (2006: $38.4 million).

All the other segments in terms of both revenue and profit before tax also improved.

Rental segment profit before tax (excluding No. 1 Shenton Way which is slated for redevelopment into a residential property for sale) was up 437.5% to $12.9 million (2006: $2.4 million).

Hotel segment profit before tax showed an increase of 55.2% to $41.9 million (2006: $27.0 million).

The Group's net profits do not take into account revaluation of its investment properties which is currently practised under Financial Reporting Standards (FRS) 40 by other listed property companies, allowing them to recognise revaluation surpluses in the income statement. Furthermore, the Group in Q1 has no one-off disposal of major commercial properties which can enhance its performance significantly.

Property

Singapore's robust economic growth momentum experienced in 2006 continued into Q1 this year with estimated quarterly growth of 7.2%. New job creation has reached a record level and strong growth is expected for the rest of the year with growth projections between 4.5% and 6.5%.

The property market improved on all fronts especially the residential sector with its price index gaining 4.8%, the strongest quarterly growth in 10 years. Strong demand continued in the high-end luxury segment while the low-to-mid market segment is beginning to see signs of recovery. Take-up rate for the residential market was strong with a total of 4,783 units sold in Q1.

The Group launched two projects successfully this quarter. The first, One Shenton, was launched in January. This 341-unit iconic masterpiece, located in the Marina Bay area, has been substantially sold. The second launch was the boutique 59-unit The Solitaire at Balmoral in March. All the units were snapped up in about one week from the soft launch date.

Meanwhile, the remaining units of Residences @ Evelyn have been fully sold. Both the branded St. Regis Residences and Tribeca were substantially sold. In the mid market segment, more than 340 units in the 472-unit Ferraria Park have been sold to-date.

Profits were recognised from pre-sold projects such as City Square Residences and the Tribeca. Other joint-venture projects which contributed significantly to the Group's profits include St. Regis Residences, The Sail @ Marina Bay, Residences @ Evelyn, The Pier, Parc Emily and Edelweiss Park. Profits were also recognised from units bought earlier for resale namely The Imperial and Cuscaden Residences.

However, no profit was recognised from the fully-sold The Oceanfront @ Sentosa Cove as it is still in its initial stages of construction. Likewise, no profit was recognised from One Shenton as demolition of the existing building is expected only in June and The Solitaire where construction has only just begun.

The office market continued to perform strongly with rental increasing by 10.4% and capital value rose by 4.3% in Q1. Due to high demand and limited supply, the office sector is expected to perform well for the rest of the year. Current occupancy exceeded 90%.

In line with the Group's strategic land acquisition policy, the Group further enhanced its presence in the Thomson vicinity with its Q1 en bloc purchases of The Albany, Concorde Residences, Balestier Court and Bright Building (including adjoining state land). Furthermore, the Group also purchased Thomson Mansions in April. These parcels will be added to the Group's purchase in early 2006 of Lock Cho Apartments and adjoining properties including state land in the same area. These freehold acquisitions of approximately 314,351 square feet, not only enlarge the Group's land bank portfolio, but the sizable plot provides the Group with greater flexibility to either amalgamate the sites or develop them into attractive projects with good growth potential.

Other en bloc acquisitions made in Q1 include the Hong Leong Garden Condominium (approximately 266,076 square feet) at West Coast and Anderson 18 (approximately 112,098 square feet), which is a joint venture acquisition in the prestigious Ardmore Park area.

With all these purchases since the beginning of the year, the Group has acquired approximately 513,000 square feet of land which would provide more than 1.1 million square feet of potential development area at a cost of approximately $795 million. Combined with the Group's strategic 2006 land acquisitions, it has accumulated about 1.5 million square feet of additional land area. Cost of these acquisitions amount to about $1.9 billion.

Hotel

Millennium & Copthorne Hotels plc (M&C) in which the Group has a 53% interest achieved a credible first quarter results.

Revenue for the first quarter was up 9.0% to £153.1 million at constant rates of exchange. New York, London and Singapore were strong performers, backed by buoyant market conditions.

M&C's net profit after tax and minority interests for Q1 amount to £12.2 million which was 117.9% above last year of £5.6 million.

M&C has 39% interest in the Singapore listed REIT, CDL Hospitality Trusts (CDLHT) in which the cost of investment amounts to S$226.6 million. These units have performed well. From an initial public offering price of S$0.83, it has increased to S$1.83 per unit as at 30 April 2007, valuing M&C's stake at £165 million (approximately S$497.7 million). The contribution of CDLHT to the M&C's net profit amounts to £1.5 million (approximately S$4.5 million). This excludes the fee earned by M&C REIT Management Limited, the Manager, a wholly-owned subsidiary of M&C.

In March, M&C appointed Mr Peter Papas as Group CEO. In addition, Mr John Arnett came on-board as the new CEO North America.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for year ended 31 December 2006.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Property

The economy and the property market in general are expected to continue to perform strongly. The government has put in place strategic initiatives to spearhead new areas of growth and opportunities such as developing key industries like petrochemicals, wafer fabrication, R&D in biomedical, water technology, and interactive and digital media. It will also focus on growing its aerospace industry and further strengthen Singapore's position as an international financial centre. Tourism will also be another priority sector for growth especially with the tourism related projects such as the two Integrated Resorts, the Singapore Flyer, Gardens by the Bay coming into fruition. With robust economic activities, forecast for the economic growth this year ranges from 4.5% to 6.5%, but skewed towards the higher end.

The Group has just launched Phase 1 of its joint-venture project known as Botannia located at the West Coast area. Response to this 493-unit project has been good and to date more than 135 units out of the 150 units released in Phase 1 have already been sold. The Group would be releasing more units to meet demand.

The Group has lined up three more residential projects for launch in the coming months.

The first project is the high-profile luxurious development known as Cliveden at Grange. This distinctive 110-unit luxurious development with iconic architecture and generous landscaping, with most of the units offering panoramic views of the Orchard vicinity is attracting much interest from potential purchasers, both local and foreign.

The second project is the 223-unit luxurious residential development at Quayside Collection in Sentosa Cove. All units will have water or marina views, and with the adjoining marina club, One° 15 already open for business, response is expected to be overwhelming.

The third is a boutique 40-unit project known as Wilkie Studio located in the popular Mount Sophia area which is in the vicinity of many prestigious institutions of higher learning and the arts. It is an up-and-coming popular residential district.

Construction of the 700,000 square feet City Square Mall is progressing well and the project is on target for opening in 2009. Negotiations with several major anchor tenants are progressing well.

On the office front, the Group's portfolio continued to enjoy good occupancy and existing leases are progressively renewed at higher rental rates. The Group continues to explore opportunities to unlock shareholders' values.

Hotel

In the first four weeks of April, M&C's RevPAR is up by 7.6%. M&C will continue to focus on growing RevPAR with average room rates as the primary driver, maintaining the pace achieved in the first quarter.

With a new management team in place, M&C is poised to maximise the opportunities for the next stage of development and to further enhance its operations and achievements.

M&C's outlook for 2007 remains positive.

Group Prospects

The Singapore economy has also been restructured, paving the way for this city to thrive as a vibrant, global hub. For the first time, after so many challenging years for the property market, all real estate sectors - residential, commercial, retail, industrial and hotel are performing well and concurrently moving in an upward momentum. The Group as the proxy to the Singapore property market looks forward to further contribute to the growth of the Singapore economy.

The Group is confident of remaining profitable during the next 12 months.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes.

On 14 May 2007, the Board of Directors, pursuant to the recommendation of the Audit Committee, declared the payment of a non-cumulative preference dividend to holders of City Developments Limited Preference Shares in accordance with the terms of issue of the Preference Shares. The preference dividend for each Preference Share is calculated at the dividend rate of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share on the basis of 181 days, being the actual number of days comprised in the dividend period from 31 December 2006 to 29 June 2007, divided by 365 days.

Name of Dividend	Preference Dividend
Date of payment	2 July 2007
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	1.93 cents (net)
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2006 to 29 June 2007 (both dates inclusive)
Issue price of Preference Shares	$1.00 per Preference Share
Tax rate	18%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Yes

Name of Dividend	Preference Dividend
Date of payment	30 June 2006
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	1.93 cents (net)
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2005 to 29 June 2006 (both dates inclusive)
Issue price of Preference Shares	$1.00 per Preference Share
Tax rate	20%

(c) Date payable

The preference dividend for the period from 31 December 2006 to 29 June 2007 (both dates inclusive) will be paid on 2 July 2007.

(d) **Books Closure Date for Non-redeemable Convertible Non-cumulative Preference Shares (the "Preference Shares")**

NOTICE IS HEREBY GIVEN that the Preference Share Transfer Books and Register of Preference Shareholders of the Company will be closed on 15 June 2007. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 14 June 2007 will be registered to determine Preference Shareholders' entitlement to the preference dividend (the "Preference Dividend") of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share for the dividend period from 31 December 2006 to 29 June 2007 (both dates inclusive). In respect of Preference Shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the Preference Dividend will be paid by the Company to CDP who will distribute the Preference Dividend to the holders of the securities accounts.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

By Business Segments

	The Group			
	Revenue		Profit before income tax (*)	
	Three months ended		Three months ended	
	2007	2006	2007	2006
	S$'000	S$'000	S$'000	S$'000
Property Development	258,475	74,480	103,985	38,392
Hotel Operations	450,419	418,304	41,867	27,049
Rental Properties	46,630	40,501	12,882	2,381
Others	13,545	8,111	19,442	8,122
	769,069	541,396	178,176	75,944

** Includes share of after-tax profit of an associate and jointly-controlled entities.*

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

<u>Property Development</u>

Revenue and pre-tax profit increased by $184 million (or 247.0%) to $258.5 million (2006: $74.5 million) and by $65.6 million (or 170.8%) to $104.0 million (2006: $38.4 million) respectively.

Projects that contributed to both revenue and profit include City Square Residences, Residences @ Evelyn, The Pier at Robertson, The Imperial, the Tribeca and sale of apartments in Zenith Residences, Sydney held by its subsidiary, Millennium & Copthorne Hotels plc. In accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, whilst revenue from The Sail @ Marina Bay, Parc Emily, Cuscaden Residences and Edelweiss Park has not been consolidated into the Group's total revenue, the Group's share of profits arising from these joint venture developments has been included in pre-tax profit.

The increase in revenue is mainly attributable to contributions from City Square Residences, Residences @ Evelyn, The Imperial, The Pier at Robertson and the Tribeca.

The increase in pre-tax profit, which is in-line with the improvement in revenue, is also due to profit recognised for St. Regis Residences as well as higher contributions from The Sail @ Marina Bay, Cuscaden Residences and Parc Emily.

<u>Hotel Operations</u>

Revenue improved by $32.1 million (or 7.7%) to $450.4 million (2006: $418.3 million) and pre-tax profit increased by $14.9 million (or 55.2%) to $41.9 million (2006: $27.0 million). The increase in both revenue and pre-tax profit resulted from the improvement in the Group's RevPAR, helped by the buoyant market conditions, particularly in New York, London and Singapore.

<u>Rental Properties</u>

Revenue increased by $6.1 million to $46.6 million (2006: $40.5 million) due to improved average occupancy and rental rates.

Pre-tax profit increased to $12.9 million (2006: $2.4 million) due to improvement in revenue as well as profit contribution from CDL Hospitality Trusts, in which the Company's 53% subsidiary, Millennium & Copthorne Hotels plc, has a 39% interest.

<u>Others</u>

Revenue, comprising mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income, has improved to $13.5 million (2006: $8.1 million) due to higher dividend income and project management fee earned.

Pre-tax profit for this segment increased by $11.3 million to $19.4 million (2006: $8.1 million). The increase resulted from higher unrealised gain on equities held for trading and improvement in revenue.

15. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2006 S$'000	Full Year 2005 S$'000
Ordinary	55,922	54,507
Special	129,121	36,338
Preference	12,904	12,904
Total	**197,947**	**103,749**

The final ordinary dividend and special final ordinary dividend for the year ended 31 December 2006 of 7.5 cents and 10.0 cents respectively per ordinary share less 18% tax have been approved by the ordinary shareholders at the Annual General Meeting held on 26 April 2007 and the dividend amounts are based on the number of issued ordinary shares as at 3 May 2007.

16. Interested Person Transactions

Interested Persons	Aggregate value of all interested person transactions conducted for the quarter ended 31 March 2007 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. Group of companies	Property-related : *(construction award, carpark operation and management services)*	$2,342,000
	Total	**$2,342,000**
Directors and their immediate family members		Nil

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
14 May 2007

CONFIRMATION BY THE BOARD

The Directors of the Company hereby confirm, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the Group's unaudited financial results for the 3-month period ended 31 March 2007 to be false or misleading in any material respect.

On behalf of the Board of Directors

Kwek Leng Beng
Executive Chairman

Kwek Leng Joo
Managing Director

Singapore, 14 May 2007

END